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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)*


            BOISE CASCADE OFFICE PRODUCTS CORPORATION
-----------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.01 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           097403-10-9
                ---------------------------------
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement { }. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097403-10-9              13G

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BOISE CASCADE CORPORATION (I.R.S. EMPLOYER
          IDENTIFICATION NO.: 82-0100960)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  {_}
                                                         (b)  {X}

3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5    SOLE VOTING POWER

               50,750,000

     6    SHARED VOTING POWER

               -0-

     7    SOLE DISPOSITIVE POWER

               50,750,000

     8    SHARED DISPOSITIVE POWER

               -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,750,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          NOT APPLICABLE

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          81%

12   TYPE OF REPORTING PERSON*

          CO
               *SEE INSTRUCTION BEFORE FILLING OUT

                          SCHEDULE 13G

Item 1 (a):         Boise Cascade Office Products Corporation
Item 1 (b):         800 West Bryn Mawr Avenue
                    Itasca, Illinois 60143

Item 2 (a):         Boise Cascade Corporation ("BCC")
Item 2 (b):         1111 West Jefferson
                    P.O. Box 50
                    Boise, Idaho 83728-0001
Item 2 (c):         State of Delaware, U.S.A.
Item 2 (d):         Common Stock, par value $.01 per share
Item 2 (e):         097403-10-9

Item 3              IF THIS STATEMENT IS FILED PURSUANT TO
                    RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE
                    PERSON FILING IS A:
                    Not Applicable

Item 4              OWNERSHIP
Item 4 (a):         50,750,000 shares; BCC is a party to an
                    agreement with the issuer pursuant to which
                    the issuer has granted BCC a continuing
                    option to purchase from the issuer any or all
                    shares of voting stock which the issuer
                    proposes to issue, subject to various
                    exceptions; the agreement provides that this
                    option will remain in effect for as long as
                    BCC owns at least 33% of the voting power of
                    the issuer's outstanding capital stock.
Item 4 (b):         81%
Item 4 (c) (i):     50,750,000 shares
Item 4 (c) (ii):    -0-
Item 4 (c) (iii):   50,750,000 shares
Item 4 (c) (iv):    -0-

Item 5              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                    Not Applicable

Item 6              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                    OF ANOTHER PERSON
                    Not Applicable

Item 7              IDENTIFICATION AND CLASSIFICATION OF THE
                    SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
                    REPORTED ON BY THE PARENT HOLDING COMPANY
                    Not Applicable

Item 8              IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                    OF THE GROUP
                    Not Applicable

Item 9              NOTICE OF DISSOLUTION OF GROUP
                    Not Applicable

Item 10             CERTIFICATION
                    Not Applicable

SIGNATURE
---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 10, 1997
----------------
Date

BOISE CASCADE CORPORATION


/s/ Tracy R. Oneale
-----------------------------------------
Tracy R. Oneale, Counsel

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